So 9/6/05




RECEIVED
SEP 01 2005
213
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51025

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vista Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5454 La Sierra, Suite 204
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Larkin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vista Securities, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title


EMELY HANSON
NOTARY PUBLIC
STATE OF TEXAS
EXPIRES
1-8-2008



Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VISTA SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2005

VISTA SECURITIES, INC.

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Vista Securities, Inc.

We have audited the accompanying statement of financial condition of Vista Securities, Inc. as of June 30, 2005, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vista Securities, Inc. as of June 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
July 14, 2005

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

VISTA SECURITIES, INC.
Statement of Financial Condition
June 30, 2005

ASSETS

Cash	$ 142
Receivable from brokers-dealers and clearing organizations	524,105
Securities owned, at market value	2,846,791
Prepaid expenses	3,522
Other assets	715
	$3,375,275

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Payable to brokers-dealers and clearing organizations	$2,783,811
Federal income taxes payable	7,357
Bonus payable	7,000
Franchise tax payable	3,175
Note payable – related party	130,000
	2,931,343
Liabilities subordinated to claims of general creditors – related party	100,000
	3,031,343
Stockholder's equity	
Common stock, 1,000,000 shares authorized with no par value, 1,000 shares issued and outstanding	21,100
Retained earnings	322,832
Total stockholder's equity	343,932
	$3,375,275

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2005

Revenues	
Gains or losses on firm securities trading accounts	$ 853,787
Interest income	114,470
	968,257
Expenses	
Commissions and clearance paid to other brokers	92,903
Employee compensation and benefits	648,633
Communications	35,184
Occupancy and equipment costs	11,281
Promotional costs	17,565
Interest expense	87,366
Regulatory fees and expenses	2,382
Other expenses	17,307
	912,621
Income before income taxes	55,636
Provision for federal income taxes	7,500
Provision for state income taxes	5,973
Net income	$ 42,163

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2005

	Common Stock	Retained Earnings	Total
Balances at June 30, 2004	$ 21,100	$280,669	$301,769
Net income		42,163	42,163
Balances at June 30, 2005	$ 21,100	$322,832	$343,932

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2005

Balance, at June 30, 2004	$ 280,000
Increases	100,000
Decreases	280,000
Balance, at June 30, 2005	$ 100,000

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2005

Cash flows from operating activities	
Net income	$ 42,163
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities	
Decrease in receivable from brokers-dealers and clearing organizations	16,685
Increase in securities owned	(1,047,822)
Increase in prepaid expenses	(3,522)
Increase in payable to brokers-dealers and clearing organizations	1,029,407
Increase in federal income taxes payable	1,257
Increase in franchise income taxes payable	3,175
Increase in bonus payable	7,000
Net cash provided (used) by operating activities	48,343
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Increase in notes payable – related party	130,000
Decrease in liabilities subordinated to claims of general creditors	(180,000)
Net cash provided (used) by financing activities	(50,000)
Net decrease in cash	(1,657)
Cash at beginning of year	1,799
Cash at end of year	$ 142

Supplemental schedule of cash flow information

Cash paid during the year for:

Interest	$ 87,366
Income taxes	$ 6,100

The accompanying notes are an integral part of these financial statements.

VISTA SECURITIES, INC.
Notes to Financial Statements
June 30, 2005

Note 1 - Summary of Significant Accounting Policies

Vista Securities, Inc. (the "Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company is a Texas corporation. Substantially all of the Company's revenues are derived from the trading of debt securities for its own account.

Purchases and sales of securities and commission revenue and expense are recorded on a trade date basis.

Marketable securities owned and securities sold, but not yet purchased, are carried at quoted market value. Securities owned not readily marketable are carried at estimated fair value as determined by management of the Company. Securities not readily marketable include: (a) securities for which there is no independent publicly quoted market; (b) securities which cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933; or (c) securities which cannot be offered or sold immediately because of other restrictions or conditions. The increase/decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain income and expenses included in the determination of net income are non-deductible or non taxable for tax reporting purposes.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over an estimated useful life of five years. Depreciation expense for the year ended June 30, 2005 was $-0- .

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2005, the Company had net capital of approximately $268,069 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .55 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Note Payable – Related Party

Borrowings from related party are as follows:

Promissory note to stockholder – 4% due July 30, 2005	$ 50,000
Promissory note to stockholder – 4% due October 31, 2005	80,000
	$ 130,000

Note 5 - Subordinated Borrowings – Related Party

Borrowings under subordination agreements at June 30, 2005 are as follows:

Subordinated note to stockholder – 4%, due March 31, 2008	$ 100,000

Note 5 - Subordinated Borrowings – Related Party, continued

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Interest paid the stockholder was $9,366 for the year ended June 30, 2005.

Note 6 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2005, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2005

Schedule I

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital		$ 343,932
Add:		
Liabilities subordinated to claims of general creditors		100,000
Total capital and allowable subordinated liabilities		443,932
Deductions and/or charges		
Non-allowable assets:		
Prepaid expense	$ 3,522	
Other assets	715	(4,237)
Net capital before haircuts on securities positions		439,695
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
Exempted securities	171,611	
Other securities	15	(171,626)
Net capital		$ 268,069

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Federal income taxes payable	$ 7,357
Bonus payable	7,000
Franchise tax payable	3,175
Note payable – related party	130,000
Total aggregate indebtedness	$ 147,532

Schedule I (continued)

VISTA SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 9,840
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 168,069
Excess net capital at 1000%	$ 253,316
Ratio: Aggregate indebtedness to net capital	.55 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

VISTA SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2005

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended June 30, 2005



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
Vista Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vista Securities, Inc. (the "Company"), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

MEMBERS: AICPA • CENTER FOR PUBLIC COMPANY AUDIT FIRMS OF THE AICPA, TSCPA

generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
July 14, 2005